UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 23 May 2023

2023 Combined Shareholders’ Meeting renews the composition of the Orange Board of Directors

Today’s Shareholders’ Meeting, chaired for the first time by Jacques Aschenbroich, approved all the resolutions put to the shareholders by the Board of Directors, including the appointment of two new directors, Momar Nguer and Gilles Grapinet, who will strengthen the skills and expertise of the Board.

Momar Nguer will bring his international expertise to the Board, having worked for TotalEnerges in Africa and France for many years. His experience in the governance of large groups will strengthen Orange’s Governance and Corporate Social Responsibility Committee (CGRSE), chaired by Anne-Gabrielle Heilbronner.

Gilles Grapinet will strengthen the Board’s financial expertise. Gilles Grapinet, currently CEO of Worldline, is an Inspector of Public Finances. He has acquired expertise in financial governance - internal control, audit, compliance, and quality of financial information - over the course of his career and it was therefore decided to appoint him as Chairman and financial expert of the Group’s Audit Committee.

The analysis of business relationships and potential conflicts of interest carried out by the Board of Directors did not reveal any conflict of interest and these new directors are therefore now independent directors.

During the meeting, Jacques Aschenbroich expressed his pleasure at welcoming these two new members to the Board and at renewing the terms of Anne-Gabrielle Heilbronner, Anne Lange and Alexandre Bompard for another four years.

He also warmly thanked Jean-Michel Severino and Bernard Ramanantsoa for their exceptional contribution to the work of the Board of Directors during their respective terms of office.

The meeting was also an opportunity for Orange to present to shareholders the Group’s new strategic plan "Lead the Future" and its climate strategy, supported by Christel Heydemann and her entire Executive Committee.

All the resolutions presented were voted on by the shareholders. The voting results are available here: https://www.orange.com/fr/assemblee-generale.

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 43.5 billion euros in 2022 and 136,000 employees worldwide at 31 March 2023, including 74,000 employees in France. The Group has a total customer base of 288 million customers worldwide at 31 March 2023, including 243 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright; tom.wright@orange.com; 06 78 91 35 11

Caroline Cellier; caroline.cellier@orange.com; 06 07 25 00 06

ORANGE

Date: May 24, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations